Exhibit 4.4

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our Articles of Incorporation, Bylaws and other agreements to which we and our stockholders are parties.

General

Our authorized capital stock consists of 300,000,000 shares of our common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share. As of the date hereof, there are 12,398,709 shares of our common stock issued and outstanding held of record by stockholders. Each such outstanding share of our common stock is validly issued, fully paid and non-assessable.

A description of the material terms and provisions of our Articles of Incorporation affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary only.

Units

Each Unit consists of (i) one share of our common stock, par value $0.001 per share and (ii) a warrant to purchase one share of our common stock (each, a “Warrant”). Each Warrant entitles the holder thereof to purchase one share of common stock at an exercise price of $13.00.

Common Stock

Voting. The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors. Except for the election of directors, which are elected by a plurality vote, a majority vote of common stockholders is generally required to take action under our Articles of Incorporation and Bylaws.

Conversion, Redemption and Preemptive Rights. Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

Dividends. The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as our board of directors may from time to time determine. Holders of common stock will share equally on a per share basis in any dividend declared by the board of directors.

Liquidation. Upon liquidation, dissolution or winding up of our Company, the holders of our common stock are entitled to share ratably in all net assets available for distribution to common stockholders after payment to creditors.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of “blank-check” preferred stock. The board of directors will have the authority to issue this preferred stock in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights and terms of redemption (including sinking fund provisions) and liquidation preferences, without further vote or action by the stockholders. If shares of preferred stock with voting rights are issued, such issuance could affect the voting rights of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights. If the board of directors authorized the issuance of shares of preferred stock with conversion rights, the number of shares of our common stock outstanding could potentially be increased by up to the authorized amount. Issuance of preferred stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of the holders of our common stock. Also, preferred stock could have preferences over our common stock (and other series of preferred stock) with respect to dividend and liquidation rights. We currently have no plans to issue any preferred stock.

Warrants

General. The following is a summary of the material terms and provisions of the Warrants that were offered in connection with our initial public offering (the “IPO”). This summary is subject to and qualified in its entirety by the form of Warrant, which has been filed as an exhibit to the registration statement on Form S-1, as amended (File No. 333-269693), declared effective by the U.S. Securities and Exchange Commission on April 19, 2023. Prospective investors should carefully review the terms and provisions of the form of Warrant for a complete description of the terms and conditions of the Warrants.

Duration and Exercise Price. Each Unit offered in the IPO consisted of one share of common stock and a Warrant to purchase one share of common stock. Each whole Warrant shall be exercisable into one share of common stock at an exercise price equal to $13.00 per share of common stock. The Warrants are immediately exercisable for a three-year period after the date of issuance. The exercise prices and numbers of shares of common stock issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock. Pursuant to a warrant agency agreement between us and Continental Stock Transfer & Trust Company, as warrant agent, or a successor warrant agent, the Warrants were issued in book-entry form and were initially represented by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Exercisability. The Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of our shares of common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s Warrants to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding shares of common stock immediately after exercise. However, upon notice from the holder to us, the holder may decrease or increase the holder’s beneficial ownership limitation, which may not exceed 9.99% of the number of outstanding shares of common stock immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants, provided that any increase in the beneficial ownership limitation will not take effect until 61 days following notice to us.

Cashless Exercise. If, at the time a holder exercises a Warrant, a registration statement registering under the Securities Act either (i) the issuance of the shares of common stock for which the Warrants are exercisable or (ii) the resale of the common stock for which the Warrants are exercisable by the holder is not then effective or available for the issuance or resale, respectively, of such common stock, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) such number of shares of common stock as determined according to a formula set forth in the Warrant.

Transferability. A Warrant may be transferred at the option of the holder upon surrender of the Warrant to us together with the appropriate instruments of transfer.

Fractional Shares. No fractional share of common stock will be issued upon the exercise of the Warrants. Rather, the number of share of common stock to be issued will, at our election, either be rounded up to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market. The Warrants are listed on the Nasdaq Capital Market under the symbol “USGOW”.

Rights as a Stockholder. Except as otherwise provided in the Warrants or by virtue of the holders’ ownership of our common stock, the holders of Warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until such Warrant holders exercise their Warrants.

Fundamental Transaction. In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of our shares of common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding share of common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding shares of common stock, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction.

Waivers and Amendments. No term of the Warrants may be amended or waived without the written consent of the holder of such Warrant.

Anti-Takeover Effects of Various Provisions of Nevada Law and Our Articles of Incorporation and Bylaws.

Provisions of the Nevada Corporation Law and our Articles of Incorporation and Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, would be expected to discourage certain types of coercive takeover practices and takeover bids our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us will outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Blank Check Preferred Stock. Our Articles of Incorporation permit our board of directors to issue our preferred stock with voting, conversion and exchange rights that could negatively affect the voting power or other rights of our common stockholders, and the board of directors could take that action without stockholder approval. The issuance of our preferred stock could delay or prevent a change of control of the Company.

Board Vacancies to be Filled by Remaining Directors and Not Stockholders. Our Bylaws provide that any vacancies on the board of directors, including any newly created directorships, will be filled by the affirmative vote of the majority of the remaining directors then in office, even if such directors constitute less than a quorum, or by a sole remaining director.

Removal of Directors by Stockholders. Our Bylaws and the Nevada Corporation Law provide that directors may be removed by stockholders only by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding capital stock entitled to vote at a meeting of the Stockholders. In order to remove a director by written consent, such consent must be signed by the holders of all outstanding shares entitled to vote for the election of directors.

Stockholder Action. Our Bylaws preclude stockholders from calling special meetings. Our Bylaws require stockholder action by written consent for the election of directors or removal of a director, except where such written consent is signed by the holders of all outstanding shares entitled to vote for the election of directors.

Advance Notice of Director Nominations and Stockholder Proposals. Our Bylaws contain advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before the annual meeting of stockholders. As specified in our Bylaws, director nominations and the proposal of business to be considered by stockholders may be made only pursuant to a notice of meeting, at the direction of the board of directors or by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures that are provided in our Bylaws.

To be timely, a nomination of a director by a stockholder or notice for business to be brought before an annual meeting by a stockholder must be delivered to our secretary at our principal executive offices not less than 45 days nor more than 75 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of an annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, for notice by the stockholder to be timely, it must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of: (i) the 90th day prior to such annual meeting; or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made, whichever first occurs.

In the event a special meeting of stockholders is called for the purpose of electing one or more directors, any stockholder entitled to vote may nominate a person or persons as specified in our Bylaws, but only if the stockholder notice is delivered to our secretary at our principal executive offices not later than the close of business on the later of: (i) the 90th day prior to such special meeting; or (ii) the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board of directors to be elected at such meeting.

Amendments to our Articles of Incorporation and Bylaws. Under the Nevada Corporation Law, amendments to the Articles of Incorporation require a board resolution be submitted to the stockholders for approval, followed by stockholder approval. Our Bylaws may be altered, amended, or repealed in the sole and absolute discretion of our board of directors.

No Cumulative Voting. Our Articles of Incorporation prohibits cumulative voting in the election of directors.

Stock Exchange Listing

Our common stock and Warrants are listed on the Nasdaq Capital Market under the symbol “USGO” and “USGOW”, respectively.

Transfer Agent, Registrar and Warrant Agent

The transfer agent and registrar for our shares of common stock and our warrant agent for the Warrants is Continental Stock Transfer & Trust Company, a New York limited liability trust company, with offices at 1 State Street Plaza, New York, New York 10004.